Exhibit 1

Ellomay Capital Enters the Israeli Energy Market;
Executes an  Agreement with a member of the Dory Group that holds 18.75% of Dorad Energy Ltd.

Tel-Aviv, Israel, November 29, 2010 – Ellomay Capital Ltd. (EMYCF.PK) (“Ellomay” or the “Company”), announced today that on November 25, 2010 a wholly-owned subsidiary of the Company, Ellomay Clean Energy Ltd. (“Ellomay Energy”), entered into an Agreement (the “Agreement”) with U. Dori Group Ltd., an Israeli public company whose shares are traded on the Tel Aviv Stock Exchange (the “Dori Group”), and A. Dori Energy Infrastructures Ltd., a wholly-owned subsidiary of the Dori Group (“Dori Energy”).

The Agreement contemplates the acquisition, by Ellomay Energy of a 40% stake in Dori Energy in consideration for an aggregate amount of NIS 50 million (approx. US$13.6 million).

As represented by Dori Energy in the Agreement, Dori Energy’s only asset currently is its holdings of approximately 18.75% of the issued and outstanding share capital of Dorad Energy Ltd. (“Dorad”), an Israeli company that is in the process of obtaining financing for the construction of the largest private power plant in Israel, which is to be constructed in Ashkelon, Israel on land of the Eilat-Ashkelon Pipeline Company (“EAPC”). The power station is slated to have an installed capacity of approximately 800 MW, about 8% of Israel’s total current installed capacity. To the Company’s knowledge, the other shareholders in Dorad are Eilat-Ashkelon Infrastructure Services Ltd. (EAIS), a wholly-owned subsidiary of EAPC, Edelcom Ltd., a private Israeli company, and Zorlu Enerji ve Insaat Sanayi ve Ticaret A.S., a Turkish company.

The consideration contemplated by the Agreement is to be paid by Ellomay Energy to Dori Energy in three installments: (i) a down-payment of NIS 1 million, (ii) upon the closing of the financing agreements between Dorad and the financing institutions - an additional amount equal to 40% of the funds that shall have been furnished by Dori Energy to Dorad until such time, and (iii) the remainder - upon closing of the acquisition, which is subject to the fulfillment of certain conditions precedent as referred to below.

The Investment Agreement further grants Ellomay Energy an option to increase its holdings in Dori Energy to up to 49% (the “First Option”), and, subject to the full exercise of the First Option and the receipt of required regulatory approvals as more fully set forth in the Agreement, to 50% (the “Second Option”). The consideration for the First and Second Option shares will be NIS 2.5 million for every 1% of the issued and outstanding share capital of Dori Energy. The First Option may be exercised until the lapse of six months following the earlier of the “Taking Over Date” (as shall be defined in the EPC Agreements of the Dorad power plant) and the commercial operation of at least 50% of the plant’s installed capacity. The Second Option may be exercised until the lapse of two years following the last date for the exercise of the First Option. The Agreement further provides that upon an initial public offering of Dori Energy’s shares or instruments convertible into Dori Energy shares, the First and Second Options shall be accelerated (subject to the terms of the Dorad Shareholders Agreement with respect to the Second Option).

In connection with the Agreement, Ellomay Energy and the Dori Group undertook to provide guarantees, pro rata to their holdings of Dori Energy, to the financial institutions or banks that will be providing financing to Dori Energy in order to fulfill Dori Energy’s obligations and undertakings to finance Dorad’s operations; provided, however, that Ellomay Energy shall not be required to extend to such financing parties any guarantees or other collaterals other than its own corporate guarantee coupled with a pledge of its holdings in Dori Energy. The Agreement further stipulates that in the event that such external debt financing (or any part thereof) is not obtained by Dori Energy, it shall be extended to Dori Energy by the Dori Group under such terms as set forth in the Agreement.

Based on representations made by Dori Energy and the Dori Group, Dori Energy’s share of the equity and guarantees that will be required to be furnished to Dorad by its shareholders  is approximately NIS 200 million.

The parties to the Agreement also entered into a Shareholders Agreement that includes, among other issues, certain restrictions on the transfer, pledge and hypothecation of shares of Dori Energy held by the parties, the grant of rights of first refusal and tag along subject to certain conditions, determinations with respect to the composition of the board of directors of Dori Energy (which shall be initially comprised of four members, two to be elected by each of Dori Energy and Ellomay Energy), provisions with respect to the acquisition of additional shares in Dorad and a policy with respect to the distribution of profits. The Shareholders Agreement further provides that in the event Dori Energy will be entitled to appoint only one member to the board of directors of Dorad, such director will be appointed by Ellomay Energy.

The closing of the Agreement is subject to certain closing conditions, including the receipt of various regulatory approvals, the execution of a financing agreement by Dorad, the agreement by the Dorad shareholders as to their obligations with respect to the financing of Dorad’s operations and the receipt of the approval of the bank that is financing Dori Energy’s operations to the issuance of shares to Ellomay Energy. In the event any of the closing conditions is not fulfilled and the closing does not occur, any amounts paid by Ellomay Energy to Dori Energy shall be refunded.

The Company cannot at this point assess whether and at what time the closing conditions will be fulfilled and the closing will occur.

As part of the Agreement, the Company guaranteed the fulfillment of the obligations conferred upon Ellomay Energy pursuant to the Agreement.

About Ellomay Capital

Ellomay Capital Ltd. is an Israeli company that recently invested in six photovoltaic plants, which are currently under construction, located in the Marche and Troia Regions in Italy. The Company’s current plan of operations is to expand its investments in the renewable energy field and to identify and evaluate suitable business opportunities and strategic alternatives in other fields, including through the acquisition of all or part of an existing business, pursuing business combinations or otherwise.  Until February 29, 2008, the Company (which until then was named NUR Macroprinters Ltd.) and its subsidiaries, developed, manufactured, sold and provided support services for digital wide format and super-wide format printing systems for on-demand, short-run printing as well as related consumable products.

Information Relating to Forward-Looking Statements

This press release contains forward-looking statements that involve substantial risks and uncertainties. All statements, other than statements of historical facts, included in this press release regarding our plans and objectives of management are forward-looking statements.  The use of certain words, including the words “plan,” “estimate,” “project,” “intend,” “expect,” “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  We may not actually achieve the plans, intentions or expectations disclosed in our forward-looking statements and you should not place undue reliance on our forward-looking statements. Various important factors could cause actual results or events to differ materially from those that may be expressed or implied by our forward-looking statements, including the risk that certain or all of the closing conditions set forth in the Agreement will not be fulfilled and that certain events which are not within the control of the Company, such as the financing of Dorad and the agreements among the Dorad shareholders, will not occur. These and other risks and uncertainties associated with our business are described in greater detail in the filings we make from time to time with Securities and Exchange Commission, including our Annual Report on Form 20-F. The forward-looking statements are made as of this date and the Company does not undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

Contact:
Kalia Weintraub
CFO
Tel: +972 (3) 797-1108
Email: kaliaw@ellomay.com